TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Carlos Aguilar, Deputy CEO and CFO                         Nathan Abler (investors, analysts, media)
011-525-55-629-8729                                                   714-742-4180
carlos.aguilarm@tmm.com.mx                                     nabler@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS 2020 SECOND-QUARTER FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2020 Second-Quarter Financial Results Include:

o	Consolidated Accumulated Income of $635.3 million.
o	Free Cash Flow of $324.3 million.
o	No Net Debt; Total Debt is lower than Free Cash Flow.
o	Stockholders’ Equity of $2,388.5 million.
o	Financial Debt of 10.4 percent from Stockholders’ Equity.

(Mexico City, July 28, 2020) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the second quarter.

MANAGEMENT OVERVIEW
José F. Serrano, Chairman and Chief Executive Officer of Grupo TMM, said, “The prolonged suspension of operations in the public, private and social sectors due to the COVID-19 pandemic, as well as the delayed recovery from the economic slowdown and the drop in global oil prices since 2019, have significantly affected the entire industry and the financial markets, with a significant impact on the Company's operations this quarter.  Nevertheless, we have implemented alternative strategies to reduce the impact on results as much as possible, while trying to maintain productivity levels in the Maritime, Ports and Terminals divisions, as well as Warehousing Services.”
“The Company has focused on maintaining the health and well-being of its collaborators, on-board personnel, local operating personnel, administrative and executive officers with strict measures to prevent the spread of infection.  We have also implemented measures to maintain the operational and financial sustainability of the company.  With these strategies, TMM is preparing for the new normal and ways of operating in the industry, as the pandemic recedes.”
“Taking advantage of more than 60 years in the industry, an excellent debt-to-cash ratio and the implementation of its technological transformation, as well as its strategic assets, the Company is well positioned to form alliances and make new investment projects with world-renowned companies, which will generate new income and high profitability in the short and medium-term.”
“Grupo TMM reaffirms its strategic focus of investing in profitable projects in Mexico, and to continue with the best integrated transportation, logistics, warehousing and distribution services, which will result in significant profits for the company and benefits for the country.”

SECOND-QUARTER 2020 OPERATING AND FINANCIAL RESULTS
The following information with respect to 2019 includes the new accounting standard for leases under the International Financial Reporting Standards (IFRS-16) effective as of January 1, 2019.  All monetary amounts are in millions of Mexican Pesos.
Consolidated revenues for the second quarter of 2020 were $276.4 million, compared to $366.5 million reported in the same period of 2019, resulting from the impact the pandemic had on each business division, as well as the world economic contraction, partially offset by our client diversification strategy.  Consolidated revenues during the first six-months of 2020 were $635.3 million compared to $729.2 million in the same period of last year.
Consolidated operating results reported a loss of $27.2 million, compared to income of $71.7 million in the same period of 2019.  For the first six-month period of 2020 the consolidated operating results reported a loss of $11.6 million, compared to a profit of $42.9 million in the same period of 2019.
Non-recurrent operations in the second quarter of 2020 resulted in $17.5 million in expenses compared to income of $68.0 million for the same period 2019.  Non-recurrent operations for the first six-month period of 2020 reported $25.8 million in income compared to $57.4 million of income for the same period of 2019.
Consolidated EBITDA in the first six-months of 2020 was $62.8 million compared to $103.3 million reported in the same period of 2019.
Maritime revenues in the second quarter of 2020 were $176.7 million compared to $222.8 million in the same period last year, mainly due to the disincorporation of the Tugboats business, a lower number of calls in Bulk Carriers, as well as the decrease in the Shipyard segment of attended vessels; partially offset by a rise in utilization for the Offshore segment, as well as an increase of calls and larger volume transported by Parcel Tankers.  Maritime revenues for the first six-months of 2020 were $382.3 million, compared to $429.8 million reported in the same period of the previous year.
Maritime operating income for the second quarter of 2020 was $15.8 million, compared to $52.6 million in the same period last year, mainly attributable to a lower margin in the mix of works in the Shipyard segment, the disincorporation of the Tugboats business and the cost reduction in the Offshore segment due to the disincorporation of one vessel; partially offset by a better performance margin in calls in the Bulk Carrier business and Parcel Tankers.  During the first six months of 2020, Maritime operating profit was $22.6 million compared to $67.4 million in the same period of 2019.
Maritime EBITDA in the second quarter of 2020 was $25.7 million, compared to $67.7 million for the same period of the previous year; Maritime EBITDA margin was 14.6 percent.  During the first six months of 2020 Maritime EBITDA was $44.9 million, compared to $97.3 million in the same period of last year. Maritime accumulated EBITDA margin in 2020 was 11.7 percent.
Ports and Terminals revenues were $63.7 million in the second quarter of 2020 compared to $96.3 million in the same period last year, mainly due to the cancellation of calls in the Shipping Agencies segment and decrease of freighted cars in API Acapulco due to the mobility restriction and border closure caused by the COVID- 19 pandemic, as well as the reduction of operations in the Intermodal Terminal at Aguascalientes by the temporary shutdown in automotive plants for most of this quarter, partially offset by a better mix in Maintenance and Repair of Containers segment at Manzanillo Port.  Ports and Terminals revenue for the first six-month period of 2020 was $176.4 million compared to $210.0 million reported in the same period of last year.
Ports and Terminals operating results in the second quarter of 2020 were $11.9 million compared to $0.7 million in the same period of 2019, due to the almost entirely due to the reduction of arrivals of cruises in the Shipping Agencies segment and the freighted cars in API Acapulco due to the decrease of the export activity, as well as lower number of maneuvers in the Intermodal Terminal at Aguascalientes caused by the temporary shutdown in automotive plants; partially offset by a better mix in the Maintenance and Repair of Containers segment.  During the first six months of 2020, Ports and Terminals operating profit was $6.5 million, compared to $19.4 million during the first six months of 2019.
Ports and Terminals EBITDA was $25.9 million in the 2020 first six months, compared to $29.3 million reported in the same period last year; accumulated EBITDA margin was 14.7 percent.
Warehousing Services revenues in second quarter 2020 were $36.0 million compared to $47.4 million in the same period of 2019. During the first six months of 2020 revenues of Warehousing Services were $76.6 million compared to $89.4 million in the same period last year.
DEBT
As of June 30, 2020, Grupo TMM has no net debt and has more free cash than total debt.  It should be noted that at the end of the second quarter of 2020, Short-Term Debt was $139.1 million, free cash was $324.3 million and accumulated EBITDA was $62.8 million.

Total Debt*

– Millions of Mexican Pesos –
	As of 06/30/20	As of 12/31/19
Short-Term Debt	$139.1	$139.2
Long-Term Debt	109.3	118.7
Total Debt	$248.4	$257.9
Cash	324.3	512.8
Net Debt	$0.00	$0.00

Short-Term Leases	$36.9	$ 60.6
Long-Term Leases	65.4	526.8
Leases IFRS 16	$102.3	$587.4

Stockholders’ Equity	$2,388.5	$2,422.8
Book value per share	$23.38	$23.71

*Book Value
Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company.  Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. For more information on Grupo TMM, please visit the company’s web site at www.grupotmm.com.  The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	June 30,	December 31,
	2020	2019

Current assets:
Cash and cash equivalents	324.3	512.8
Accounts receivable
Accounts receivable – Net	414.7	507.4
Other accounts receivable	503.4	421.8
Prepaid expenses and others current assets	90.0	83.7
Total current assets	1,332.3	1,525.6
Property, machinery and equipment	2,612.1	2,629.3
Cumulative Depreciation	(345.0)	(345.8)
Property, machinery and equipment – Net	2,267.0	2,283.5
Rights of use	95.1	560.1
Other assets	196.4	194.6
Total assets	3,890.8	4,563.8

Current liabilities:
Bank loans and current maturities of long-term liabilities	139.1	139.2
Leases short-term	36.9	60.6
Suppliers	206.5	262.2
Other accounts payable and accrued expenses	586.3	587.1
Total current liabilities	968.7	1,049.0
Long-term liabilities:
Bank loans	109.3	118.7
Leases long-term	65.4	526.8
Deferred taxes	168.2	248.2
Other long-term liabilities	190.7	198.2
Total long-term liabilities	533.6	1,092.0
Total liabilities	1,502.2	2,141.0
Total stockholders´ equity	2,388.5	2,422.8
Total liabilities and stockholders´ equity	3,890.8	4,563.8
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Maritime	176.7	222.8	382.3	429.8
Ports and Terminals	63.7	96.3	176.4	210.0
Warehousing Services	36.0	47.4	76.6	89.4
Revenue from freight and services	276.4	366.5	635.3	729.2
Maritime	(150.9)	(155.1)	(337.4)	(332.5)
Ports and Terminals	(66.7)	(90.5)	(150.4)	(180.7)
Warehousing Services	(28.7)	(41.9)	(59.5)	(83.9)
Corporate and others	(0.1)	(0.1)	(0.2)	(0.3)
Cost of freight and services	(246.4)	(287.6)	(547.5)	(597.4)
Maritime	(10.0)	(15.2)	(22.3)	(29.9)
Ports and Terminals	(9.0)	(5.1)	(19.4)	(10.0)
Warehousing Services	(10.3)	(0.2)	(20.7)	(0.4)
Corporate and others	(1.8)	(10.1)	(12.0)	(20.2)
Depreciation and amortization	(31.1)	(30.5)	(74.4)	(60.4)
Corporate expenses	(8.7)	(44.7)	(50.8)	(85.8)
Maritime	15.8	52.6	22.6	67.4
Ports and Terminals	(11.9)	0.7	6.5	19.4
Warehousing Services	(3.0)	5.3	(3.5)	5.0
Corporate and others	(2.0)	(10.2)	(12.3)	(20.4)
Other (expenses) income - Net	(17.5)	68.0	25.8	57.4
Operating (loss) income	(27.2)	71.7	(11.6)	42.9
Financial (expenses) income - Net	(7.7)	(22.8)	(16.9)	(40.8)
Leases financial expenses	(4.5)	(13.8)	(19.3)	(27.6)
Exchange gain (loss) - Net	(7.9)	6.4	(50.4)	18.5
Net financial cost	(20.0)	(30.2)	(86.6)	(49.8)
(Loss) income before taxes	(47.3)	41.5	(98.2)	(6.9)
Provision for taxes	-	(1.0)	64.0	(1.5)
Net (loss) income for the period	(47.3)	40.6	(34.3)	(8.4)
Attributable to:
Minority interest	(2.9)	(0.7)	(3.6)	0.6
Equity holders of GTMM, S.A.B.	(44.4)	41.2	(30.7)	(9.1)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.4)	0.4	(0.3)	(0.1)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.4)	0.4	(0.3)	(0.1)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Cash flow from operation activities:
Net (loss) income for the period	(47.3)	40.6	(34.3)	(8.4)
Charges (credits) to income not affecting resources:
Depreciation & amortization	31.6	30.5	75.0	60.4
Deferred taxes	(3.7)	-	(80.0)	-
Other non-cash items	(32.2)	(57.5)	(1.2)	(33.1)
Total non-cash items	(4.2)	(27.0)	(6.2)	27.3
Changes in assets & liabilities	(32.9)	(40.0)	(86.9)	(24.0)
Total adjustments	(37.2)	(67.0)	(93.1)	3.3
Net cash used in operating activities	(84.4)	(26.4)	(127.4)	(5.1)

Cash flow from investing activities:
Proceeds from sales of assets	1.8	17.8	5.8	95.6
Payments for purchases of assets	(8.9)	(40.7)	(15.1)	(48.5)
Net cash (used in) provided by investment activities	(7.2)	(22.9)	(9.3)	47.1

Cash flow provided by financing activities:
Short-term borrowings (net)	(6.9)	(18.8)	(35.0)	(38.7)
Repayment of leases	(18.4)	(15.6)	(52.0)	(30.3)
Repayment of long-term debt	(10.4)	(19.8)	(25.8)	(36.3)
Net cash used in financing activities	(35.7)	(54.1)	(112.8)	(105.3)
Exchange effect on cash	(15.5)	(2.6)	60.9	(6.1)
Net decrease in cash	(142.8)	(106.0)	(188.5)	(69.4)
Cash at beginning of period	467.0	354.8	512.8	318.2
Cash at end of period	324.3	248.8	324.3	248.8
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.